

Mail Stop 3561

June 24, 2009

Mr. Robert Smith
Corporate Secretary
Roman Acquisition Corporation
10/75 Waterway Drive, Golden Coast Marine Precinct
Coomera, QLD Australia 4209

> **Re:** **Roman Acquisition Corporation**
> **Item 4.01 Form 8-K/A**
> **Filed June 22, 2009**
> **File No. 0-52920**

Dear Mr. Smith:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments we may ask you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Item 4.01 Form 8-K/A filed on June 22, 2009</u>

1. We note your disclosure that none of Moore & Associates *reports* on your financial statements from your August 27, 2007 inception through June 17, 2009 contained any disagreements and reissue our comment. In a separate paragraph and pursuant to Item 304(a)(1)(iv) of Regulation S-K, please revise your disagreements disclosure to state whether, during the period from your inception on August 27, 2007 through October 31, 2007, your fiscal year ended October 31, 2008, and the subsequent interim period preceding the June 17, 2009 dismissal, there were any disagreements with your former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing

scope or procedure, which disagreements, if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreements in connection with its report. Please be advised that Item 304(a)(1)(iv) of Regulation S-K does not solely pertain to the *reports* that have been issued by your former accountant.

2.   We note the going concern disclosure in your amended 8-K that states the Company's October 31, 2007 and 2008 financial statements were *prepared* by Moore & Associates, Chartered. Please tell us if Moore & Associates, Chartered prepared and audited these financial statements and, if so, explain to us how you considered Rule 2-01(c)(4) of Regulation S-X in determining that your auditors were independent.

3.   Please provide the former accountant with a copy of your expanded disclosure in the amended 8-K and request the former accountant furnish you with a letter addressed to the Commission pursuant to Item 304(a)(3) of Regulation S-K.

Form NT-10Q filed June 16, 2009

4.   We note you filed a Form 12b-25 on June 16, 2009, and that it is now past the fifth calendar day following the prescribed due date of your April 30, 2009 Form 10-Q. Please tell us when you plan to file your delinquent quarterly Exchange Act report.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact John Archfield at (202) 551-3315, if you have questions regarding comments on the filing and related matters. Please contact me at (202) 551-3688 with any other questions.

Sincerely,

Ryan C. Milne
Accounting Branch Chief